Exhibit 12.1

The Wendy’s Company

Unaudited Computation of Ratio of Earnings to Fixed Charges

(In Millions)

	Three Months Ended	Year Ended
	March 29, 2015	December 28, 2014	December 29, 2013	December 30, 2012	January 1, 2012	January 2, 2011
Income (loss) from continuing operations before income taxes and noncontrolling interests	$39.8	$201.3	$59.1	$(13.1)	$24.4	$13.6
Loss (income) attributable to noncontrolling interests before income taxes	—	—	0.9	(3.7)	—	—
Deduct equity in earnings of equity investees	(2.0)	(10.2)	(9.7)	(8.7)	(9.5)	(9.5)
Distribution of earnings from equity investees	2.4	13.9	14.1	15.3	14.9	14.0

	$40.2	$205.0	$64.4	$(10.2)	$29.8	$18.1

Fixed charges:
Interest expense	$12.8	$52.2	$69.0	$98.6	$114.1	$118.4
Interest portion of rent expense (a)	7.7	32.1	26.3	27.2	22.3	21.8

	$20.5	$84.3	$95.3	$125.8	$136.4	$140.2

Adjusted earnings from continuing operations before income taxes attributable to The Wendy’s Company	$60.7	$289.3	$159.7	$115.6	$166.2	$158.3

Ratio of earnings to fixed charges	2.96	3.43	1.68	0.92	1.22	1.13

Amount by which earnings were insufficient to cover fixed charges	N/A	N/A	N/A	$10.2	N/A	N/A

(a)	Represents approximately one-third of rent expense deemed for this purpose to represent the interest component of rental payments.